[ALPINE 4 LETTERHEAD]

Larry Spirgel
Assistant Director
Robert Shapiro
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

September 17, 2015

RE:	Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 1 to Registration Statement on Form S-4
Filed January 20, 2015
File No. 333-199840
Your Letter Dated January 30, 2015

Dear Messrs. Spirgel, Shapiro, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated January 30, 2015, in reference to the filing by Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.) (the “Company”) of Amendment No. 1 to the Company’s registration statement on Form S-4, File No. 333-199840 (the “Registration Statement”) filed January 20, 2015, on behalf of Alpine 4 Technologies, Ltd.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 2”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 2, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 2.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 1

The Company will provide to the Staff copies of all written communications that the Company, or anyone on its behalf, provides to potential investors.  Management of the Company notes that as of the date of this response, it has not provided any written communications to any potential investors, including the AutoTek stockholders, and has no intention to do so until the Registration Statement has been declared effective.

2.
We note your response to Comment 7. Please advise us further how Alpine 4 acquired finished goods inventory valued at $224,100 on the company’s balance sheet by virtue of the License Agreement entered into with AutoTek.

Response to Comment No. 2

As noted in the Company’s filings, Alpine 4 and AutoTek entered into a license agreement (the “License Agreement”) on August 5, 2014.  Prior to the entry into the License Agreement, but while Alpine 4 and AutoTek were negotiating the terms of the License Agreement, Mr. Wilson contacted CalAmp Wireless Networks Corp, a publicly traded manufacture of telematics devices, and started the planning process of customizing one of their telematics devices.   In late July 2014, Alpine 4 placed an initial order of 2,500 devices from CalAmp, and those devices were sold on credit to Alpine in late August 2014.  Additionally, in July, Alpine 4 placed an order for 10,000 devices with a Novatel subsidiary, pursuant to negotiations with Novatel relating to the manufacture of devices and the sale of services to Alpine 4, of which the Company had received 1,000 units as of September 30, 2014.   Following the entry into the License Agreement, Alpine 4 completed the development of the software source code.  The devices were then coded with a “base software script” that the Alpine 4 programing team programed that was designed to communicate with the AutoTek source code.

What will AutoTek Receive in Connection with the Asset Purchase Transaction?, page 9.

3.
We note your response to comment 13. Please advise whether minority AutoTek shareholders who do not participate in the share exchange program would be subject to “squeeze out” provisions under applicable state laws.

Response to Comment No. 3

While AutoTek stockholders who do not elect to participate in the Share Exchange, and who may be minority shareholders (depending on the number of shares that are exchanged) could become subject to “squeeze out” provisions under Delaware law, as of the date of this response, Alpine 4 management had no plan to consolidate or merge AutoTek into Alpine 4, irrespective of how many shares of AutoTek are acquired in connection with the share exchange. Nevertheless, the Company has revised the S-4 to note that if Alpine 4 receives at least 90% of AutoTek in the Share Exchange, Delaware law would permit Alpine 4 to merge with AutoTek, and to pay off in cash the minority AutoTek shareholders, that the consent of the minority shareholders is not required, and that they are merely entitled to receive fair value for their shares.

The Parties, page 12

4.
We note your response to comment 15, and that you have filed Confidential Treatment Requests with respect to two exhibits to your registration statement. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

Response to Comment No. 4

The Company acknowledges that additional time may be required to review the Confidential Treatment Requests filed in connection with exhibits to the Registration Statement.

The Asset Purchase Transaction, page 13

5.
We note your response to Comment 11. Please file as an exhibit any promissory note agreed to between Mr. Battaglini and the Company regarding funds necessary to complete the Asset Purchase Agreement. Please additionally indicate if funds will be provided via a purchase of additional shares of restricted common stock.

Response to Comment No. 5

The Company has entered into an agreement with Mr. Battaglini relating to the purchase of shares of the Company’s restricted common stock. Pursuant to this Agreement,  the Company and Mr. Battaglini agreed that in connection with the AutoTek Asset Purchase Transaction, the Company’s Chief Executive Officer will determine, based on Alpine 4’s financial position at the time, whether Alpine 4 will sell 30,000 shares of the Company’s restricted common stock to Mr. Battaglini, for an aggregate purchase price of $30,000.  The Company and Mr. Battaglini agreed that such proceeds would be used by the Company to purchase the source code asset from AutoTek in connection with the Asset Purchase and Share Exchange Agreement.  The Company has filed a copy of the Agreement as an exhibit to Amendment No. 2.

Accounting Treatment of the Asset Purchase Transaction, page 16

6.
We note your response to comment 16. Please revise your summary or Question and Answer section to disclose that a change of control would occur if AutoTek shareholders exchange their shares at a participation rate of 60% or greater. Please also discuss how the two companies would operate going forward in the event of such a change of control.

Response to Comment No. 6

The Company has revised the Summary and the Q&A section to clarify that if 60% or more of the AutoTek stockholders participate in the Share Exchange, they will, as a group, own more than 50% of the then-outstanding shares of Alpine 4, which would constitute a “change of control.”  The Company also has indicated that Alpine 4 and AutoTek management anticipate that the two companies would operate separately as individual companies with their own management structure, and that as of the date of this response letter, Alpine 4 was actively seeking a new office in downtown Phoenix to become its new headquarters, while AutoTek will continue at its current location (which the Company currently shares).  The Company has also updated the main discussion of the potential consequences of the Asset Purchase and Share Exchange transactions to clarify that a change of control in Alpine 4 could result from the Share Exchange.

7.
We note in your response to comments 5 and 6 your belief that the transaction is an asset purchase. Since you are also making an offer to the shareholders of AutoTek, Inc. (AutoTek) to exchange their shares for shares of Alpine 4, it appears there will also be a business combination or investment in AutoTek, depending upon the number of shares exchanged. Therefore, revise your filing to fully comply with our previous comments 5 and 6 or advise us.

Response to Comment No. 7

The Company has provided in Amendment No. 2 the pro forma financial information for Alpine 4 pursuant to Rule 8-05 of Regulation S-X as requested in prior comment 5.  Additionally, the Company has provided the historical audited annual financial statements of AutoTek, Inc. and unaudited financial statements for the subsequent interim periods as requested by prior comment 6.

8.
In regard to your response to the above comment, tell us if management believes it is probable that (a) 5,000,000 AutoTek shares will be exchanged and (b) 12,525,000 AutoTek shares will be exchanged. We refer you to 506.02(c)(ii) of the Financial Reporting Codification for the Staff’s views concerning whether the consummation of a transaction is probable.

Response to Comment No. 8

Management of the Company has had discussions with the management of AutoTek, who has had discussions with the AutoTek shareholders. Based on these discussion, the Company’s management believes that there is a remote possibility that less than 12,500,000 of the AutoTek shares will be exchanged.  The Company’s management believes it probable that more than 50% of outstanding shares of AutoTek will be exchanged for shares of Alpine 4.  For purposed of the pro forma financial statements, the Company has assumed that 75% of the issued and outstanding shares of AutoTek will be exchanged for shares of the Company’s common stock.  The accounting method (consolidating AutoTek with the Company) used to prepare the pro forma financial statements will not change as long as at least 50.1% of the AutoTek shares are exchanged, and the Company believes that it is probable that at least 50.1% will be exchanged.  Therefore the only change to the pro forma financial statements would be the amount attributed to the non-controlling interest if the percentage of shares that are exchanged is more or less than 75%.

9.	Provide us your tests of significance, prepared in accordance with Rule 8-04 of Regulation S-X, assuming 5,000,000 AutoTek shares are exchanged and (b) 12,525,000 AutoTek shares are exchanged.

Response to Comment No. 9

The Company’s significant subsidiary test results are shown below.  Because at least one of the tests is greater than 40%, Management of the Company believes that this is considered a significant acquisition.  Therefore, the Company has included audited financial statements for AutoTek.

	Net		Total
	Loss	Investment	Assets
Alpine 4	$605,234	$224,858	$224,858
AutoTek	$357,671	$120,000	$0
Percentage	59%	53%	0%

10.
Please expand your disclosure here and on pages 46 – 47 to also address your accounting for the share exchange and advise us, in detail. This should be sufficiently detailed, comprehensive disclosure that describes your accounting under the range of possible results. Specifically address each of the following in your disclosures:

a.	how you will account for the share exchange if AutoTek stockholders obtain a controlling interest in Alpine 4;
b.	how you will account for the share exchange if Alpine 4 acquires a controlling interest in AutoTek;
c.	how you will account for the share exchange if Alpine 4 acquires a non-controlling interest in AutoTek;
d.	clearly identify the acquiror in each circumstance; also
e.	quantify your preliminary valuation and describe the valuation methodology.

Response to Comment No. 10

As noted in response to Comments 8 and 9, the Company anticipates that a majority of the AutoTek shares will be tendered for exchange in the Share Exchange, based on discussions between the Company’s management and management of AutoTek.  The Company has prepared its pro forma financial statements based on an assumed exchange of 75% of the outstanding

The Company has augmented its discussion of its plans to account for the future share exchange. Specifically, the Company has included the following information in Amendment No. 2:

-
As of the date of this Registration Statement/Proxy Statement, AutoTek had approximately 355 shareholders. As noted in this Registration Statement/Proxy Statement, there is no way to determine prior to the closing of the Share Exchange the number of shares of AutoTek common stock that will be tendered for exchange, and as such, or whether the AutoTek stockholders as a group will acquire a majority of the outstanding shares of Class A Common Stock of Alpine 4.  If the AutoTek stockholders obtain a majority of the outstanding Class A Common Stock of Alpine 4, management of Alpine 4 plans to account for the Share Exchange as purchase of a business and consolidate the financial statements of AutoTek with those of the Company.

-
Similarly, there is no way to determine prior to the closing of the Share Exchange the number of shares of AutoTek common stock that will be tendered for exchange, and as such, or whether Alpine 4 will obtain a majority of the outstanding shares of, and thereby a controlling interest in, AutoTek. In the event that Alpine 4 obtains a controlling interest in AutoTek, management of Alpine 4 plans to account for such acquisition of the controlling interest by consolidating the financial statement of AutoTek with those of the Company.

-
In the event that Alpine 4 obtains a less than 50% interest in AutoTek, management of Alpine 4 plans to account for such acquisition of the non-controlling interest using the equity method of accounting.

-
Management of Alpine 4 anticipates that a majority of the outstanding shares of common stock of AutoTek will be tendered for exchange in the Share Exchange, which will result in Alpine 4 becoming the parent entity and acquiror of AutoTek. However, as of the date of this Registration Statement/Proxy Statement, Alpine 4 management has no intention of combining, merging with, or rolling AutoTek up into Alpine 4, but intends to leave AutoTek as a separate stand-alone entity.As noted herein, there can be no guarantee that Alpine 4 will obtain a majority of the outstanding shares of common stock of AutoTek in the Share Exchange.

In determining the preliminary valuation of the assets to be purchased pursuant to the Asset Purchase Transaction, Alpine 4 Management calculated the value of the Source Code asset acquired based on management’s assumptions of the cost and time required to recreate the software, as well as the replacement cost of the completed software (following development by Alpine 4 and its IT personnel), which management determined to be approximately $150,000.  Management made such valuation determination through discussions with its IT professionals and third-party software programmers.

11.	To provide clarity to your disclosure on page 16, please provide a table illustrating the range of possible results similar to what appears on page 47.

Response to Comment No. 11

The Company has significantly augmented its disclosures on Page 16 to discuss the various alternative accounting treatments for the Asset Purchase Transaction depending on the number and percentage of shares of AutoTek common stock which are acquired by Alpine 4 in connection with the Share Exchange.  Additionally, the Company has revised the table on Page 47 to include the proposed accounting treatments, depending on the percentage of shares exchanged.

Developed Products, page 30

12.	Please revise to include more fulsome disclosure concerning the contracts with Novatel Wireless and CalAmp Wireless.

Response to Comment No. 12

The Company has revised its disclosures to provide additional information about both the Novatel and CalAmp agreements, including the purpose of the agreements, the products and services to be obtained under each agreement, and the general terms.  The Company has been cautious to avoid disclosing information which is the subject of the Company’s request for confidential treatment.  Please note: On March 20, 2015, the Company and Novatel agreed to terminate the Novatel agreement.  The termination was disclosed in a Current Report filed by the Company, and is discussed in Amendment No. 2.

Results of Operations, page 32

13.
We note your response to comment 20. Please tell us and disclose the basis for your expectation for significant growth in revenues, and general and administrative expenses, over the next twelve months addressing trends, risks, and uncertainties. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment No. 13

The Company has revised the Alpine 4 “Results of Operations” section of the Management’s Analysis and Discussion disclosures to provide additional bases for management’s expectations of growth in revenues and expenses, and to be more guarded about the anticipated growth.  The first paragraph under “Revenue” has been revised to read:

Alpine 4’s revenues from inception to December 31, 2014, were $0.  We expect our revenue to grow over the next 12 months.  Management’s expectations of growth in revenues is based on management’s contacts within the automobile dealership industry, and the anticipated increase in interest in Alpine 4’s products and services as Alpine 4 increases its advertising and brand and product/service awareness campaigns beginning in the first quarter of 2015.  Additionally, management anticipates that the new campaigns will result in the Company’s adding new dealerships each month starting as early as the third quarter of 2015.

The revenue generated from inception to December 31, 2014, was from Alpine 4’s LotWatch product.  Revenue was recognized from installation charges of installing the telematics devices at auto dealerships, and revenue was recognized for a monthly access fee for accessing vehicle information from those devices for the month of September.

Alpine 4’s revenues for the three and six months ended June 30, 2015, were $0.  Alpine 4 management expects Alpine 4’s revenue to grow over the next 12 months.  Management’s expectations of growth in revenues is based on management’s contacts within the automobile dealership industry, and the anticipated increase in interest in Alpine 4’s products and services as Alpine 4 increases its advertising and brand and product/service awareness campaigns which began in the second quarter and which will continue through 2015.  Additionally, management anticipates that the new 6thSenseAuto campaigns will result in the Company’s adding new dealerships each month starting as early as the third quarter of 2015.

Similarly, the Company has revised its disclosures relating to general and administrative expenses to explain that as management increases its advertising and brand and product/service awareness campaigns, as well as the hiring of additional personnel as needed and as operations will permit, these actions will result in increased expenses to the Company.  The “General and administrative expenses” paragraph has been amended to read:

 Our general and administrative expenses from inception to December 31, 2014, were $605,234, of which $275,220 was a non-cash expense related to the issuance of our common stock for services.  We expect that our general and administrative expenses will increase significantly over the next 12 months as we ramp up our operations.  As Alpine 4 increases its advertising and brand and product/service awareness campaigns beginning in the first half of 2015, and as Alpine 4 hires additional personnel as needed and as operations permit, management anticipates that such actions will result in significantly increased expenses to the Company.  The addition of more dealerships also will increase expenses relating to installations, customer management, and operational costs.

Our general and administrative expenses for the three and six months ended June 30, 2015, were $50,467 and $8,597,792.  For the six months ended June 30, 2015, $8,408,000 of our general and administrative expenses was a non-cash expense related to the issuance of our common stock for services.  For the period from April 22, 2014 to June 30, 2014, our general and administrative expenses were $3,169.  The significant increase in general and administrative expenses is due to the issuance of common stock for services and the expansion of our business in 2015.  We expect that our general and administrative expenses will increase significantly over the next 12 months as we ramp up our operations.  As Alpine 4 increases its advertising and brand and product/service awareness campaigns beginning in the first half of 2015, and as Alpine 4 hires additional personnel as needed and as operations permit, management anticipates that such actions will result in significantly increased expenses to the Company.  The addition of more dealerships also will increase expenses relating to installations, customer management, and operational costs.

Management is not aware of any known trends or uncertainties that could have a material favorable or unfavorable impact on the Company’s net sales or revenues, although management will continue to work with its financial professionals and advisors to identify any trends that could have such an impact, and will report any such trends or uncertainties in its periodic reports.

The Company also included the following paragraphs relating to management’s plans for growth of the Company on a going-forward basis:

We have financed our operations since inception from the sale of common stock, capital contributions from stockholders, issuance of notes payable and convertible notes payable.  We expect to continue to finance our operations by selling shares of our common stock and by generating income from the sale of our products.  As noted above, management’s expectations of growth in revenues is based on management’s contacts within the automobile dealership industry, and the anticipated increase in interest in Alpine 4’s products and services as Alpine 4 increases its advertising and brand and product/service awareness campaigns beginning in the second and third quarters of 2015.  Additionally, management anticipates that the new campaigns will result in the Company’s adding new dealerships each month, which began in the second quarter and continues through the third quarter of 2015.

Management expects to have sufficient working capital for continuing operations from either the sale of its products or through the raising of additional capital through private offerings of our securities. Additionally, as of the date of this Report, the Company was in negotiations to acquire two businesses, which management believes will provide additional operating revenues to the Company.  There can be no guarantee that the planned acquisitions will close or that they will produce the anticipated revenues on the schedule anticipated by management, or at all.

The Company also may elect to seek bank financing or to engage in debt financing through a placement agent.  If the Company is unable to raise sufficient capital from operations or through sales of its securities or other means, we may need to delay implementation of our business plans.

Liquidity and Capital Resources, page 32

14.
We note your response to comment 22. Please revise to align your proposed disclosure in the Going Concern section on page 33 regarding sufficiency of working capital for next twelve months and to address contemplated operating and marketing activities. Refer to Item 303(a)(1) of Regulation S-K.

Response to Comment No. 14

The Company has revised the “Liquidity and Capital Resources” section to include the discussions of the anticipated increased revenues, as noted in response to Comment 13, and to align the disclosure with the “Going Concern” section of MD&A.

Summary of Contractual Obligations, page 32

15.
Please revise to include footnote disclosure to briefly explain the key provisions of the contractual obligations you disclose in your chart, including, as applicable, any provisions that create, increase, or accelerate the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Response to Comment No. 15

The Company has included footnotes to the table to reference CalAmp agreement and the discussions of that agreements. As noted elsewhere in Amendment No. 2, the Company and Novatel agreed to terminate the Novatel Agreement on March 20, 2015.

16.	Please file the contracts as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 16

The Company has previously filed the contracts referenced in the Summary of Contractual Obligations table.  They are the Novatel and CalAmp agreements. As noted in Amendment No. 2, on March 20, 2015, Alpine 4 and Novatel agreed to terminate the Novatel Agreement.  The Company has also filed as Exhibits to its prior filings the following agreements, which are incorporated by reference into Amendment No. 2:

-	Rescission of Asset Purchase Agreement with Pure Mobility (incorporated by reference to Exhibit 99 to Alpine 4’s Current Report on Form 8-K filed with the Commission on February 25, 2015)

-	Clean Choice Solar Membership Purchase Agreement (incorporated by reference to Exhibit 99 to Alpine 4’s Current Report on Form 8-K filed with the Commission on January 30, 2015)

-
First Amendment to Licensing Agreement between the Company and AutoTek Incorporated, dated August 4, 2015. (incorporated by reference to Exhibit 10.6 to Alpine 4’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2015)

Critical Accounting Policies and Estimates, page 32

17.
It appears that both your LotWatch and Service Watch products contain multiple deliverables that should be divided into separate units of accounting. Please tell us and disclose how the arrangement consideration is allocated between the product and service elements per ASC 605-25-25 and 605-25-50. Please refer to ASC 605-25-25 and 25-30 in your response.

Response to Comment No. 17

As noted in response to Comment No. 13, the Company has revised the disclosure in Amendment No. 2 to include the following information about the two products:

Revenue Recognition

Alpine 4 has a portfolio of consumer and professional software applications called 6thSenseAuto, which consists primarily of the Company’s two products previously branded as  LotWatch™ and ServiceWatch™.

LotWatch™ is a product for dealerships to give them vehicle inventory information. Our telematics devices use information gathered from the OBD (On Board Diagnostics) port, and by utilizing both GPS technology and cellular based service, the LotWatch™ module provides specific, real-time, accurate information about a dealership’s fleet of new vehicles. This information can be easily accessed and viewed on Alpine 4’s interface anywhere the dealership have internet access.

ServiceWatch™ is a product for the driving consumer that also uses information gathered from the OBD port.  By utilizing both GPS technology and cellular based service, the ServiceWatch™ module provides vehicle specific real-time, accurate information to a dealership’s service department to increase sales all while improving their level of service.

When the Company enters into an agreement with a car dealership that wants to utilize its LotWatch™ service, a telematics device must be installed in each vehicle.  The Company will generally charge the car dealership a flat fee to install its telematics device in each vehicle.  The Company recognizes revenue when all the devices have been installed.  At the end of each month, the Company will charge the dealership a fee based on the average number of cars on the dealers lot during the month and revenue is recognized at that time (end of the month).

The Company will account for its revenue per the guidance in ASC 605-25-25 by allocating the total contract amount between the product and service elements.  When a vehicle is sold to the driving consumer who purchases the ServiceWatch™ service, the cost of the service is added to the price of the car and the amount collected by the dealership for this service is remitted to the Company.  At the time of the vehicle is purchased, the Company recognizes revenue for the retail value of the telematics device that has been installed in the vehicle and the remaining amount is recognized over the service period of generally 24 to 36 months.

Installations at Dealerships, page 36

18.
Please tell us and clarify your disclosure regarding the nature of the revenue generated from installations of your products at 4 dealerships. You disclose that management anticipates that these dealership installations should start generating revenues to Alpine 4 in the fourth quarter of 2014, but Alpine 4 has recognized revenues of approximately $9,500 for the quarter ended September 30, 2014.

Response to Comment No. 18

The Company has revised the “Installations at Dealerships” paragraph to provide additional information, as follows:

Subsequent to the execution of the Agreement, Alpine 4 has contacted numerous automobile dealerships relating to agreements for the installation for and the use of the LotWatch and ServiceWatch products. As of the date of this proxy statement/registration statement, Alpine 4 has concluded installations at four automobile dealerships in Arizona, California, and Indiana.  In the third quarter of 2014, Alpine 4 conducted a beta launch of its LotWatch product.  That launch consisted of beta testing at the dealerships located in Arizona, California and Indiana.  Two of the dealerships were charged “installation fees,” and two dealerships were also charged LotWatch access fees to Alpine 4’s user interface.  The revenue generated during the third quarter of 2014 was minimal in nature.

In July 2015, the Company began producing revenues from operations through the Company’s 6thSense Auto line of products.  The Company has agreements with three automobile dealerships selling the 6thSense Auto products.  Management anticipates that the Company will continue to add dealerships and grow revenues, although there can be no guarantee of the Company’s ability to grow its business as anticipated.

Recent Developments, Asset Purchase Agreement, pages 36 and 37

19.	We note your response to comment 24. Please confirm to us and revise your disclosure to reflect the closing of the acquisition of Pure Mobility International, Inc. (PMI) on December 11, 2014.

Response to Comment No. 19

The Company confirms to the Staff that the acquisition of Pure Mobility International, Inc. (“PMI”) closed on December 11, 2014, as noted in the registration statement.  The Company has also included in the S-4 the February 23, 2015, termination of the PMI transaction, which was reported by the Company in a Current Report on Form 8-K on February 25, 2015.

20.
Please advise us and disclose the impact of the issuance of the 8 million shares of the Company’s restricted stock and 500,000 shares of Series A Convertible Stock to PMI to acquire PM I in your Registration Statement.

Response to Comment No. 20

As noted above and in Amendment No. 2, on February 23, 2015, the Company and PMI entered into a termination agreement relating to the PMI transaction.  Pursuant to the termination agreement, PMI and the Company agreed to rescind fully and completely the purchase of the PMI assets by the Company, to terminate the prior agreement,  and to treat the prior agreement as if it had never been executed and the purchase of the PMI assets had never closed.  PMI agreed to return the 8,000,000 shares of the Company’s common stock and the 500,000 shares of the Company’s Series A Preferred Stock, all of which were then canceled by the Company.  As this transaction with PMI was fully and completely rescinded, it has not been reflected in the December 31, 2014, financial statements.

21.
It appears your purchase of the PM I assets should be accounted for as an acquisition of a business. Refer to the guidance found in ASC 805-10-55-4 through 55-9 and 11-01(d) of Regulation S-X, and explain to us why it should not be considered an acquisition of a business or revise your accounting and disclosure.

Response to Comment No. 21

As noted above and in Amendment No. 2, the Company and PMI rescinded and terminated the PMI transaction.  As such, it has not been reflected in the December 31, 2014, financial statements.

22.	In regard to the above comment, provide us your tests of significance for the acquisition of PMI prepared pursuant to Rule 8-04 of Regulation S-X.

Response to Comment No. 22

As noted above and in Amendment No. 2, the Company and PMI rescinded and terminated the PMI transaction.  As such, it has not been reflected in the December 31, 2014, financial statements.

Financial Statements for Fiscal Period Ended September 30, 2014 (unaudited)  Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, Inventory, page Q-6

23.	Please tell us and disclose how you valued the finished goods inventory of $224,100 under the licensing agreement entered into with AutoTek.

Response to Comment No. 23

As noted in response to Comment 2 above, Alpine 4 and AutoTek entered into a license agreement (the “License Agreement”) on August 5, 2014.  Prior to the entry into the License Agreement, but while Alpine 4 and AutoTek were negotiating the terms of the License Agreement, Mr. Wilson contacted CalAmp Wireless Networks Corp, a publicly traded manufacture of telematics devices, and started the planning process of customizing one of their telematics devices.   In late July 2014, Alpine 4 placed an initial order of 2,500 devices from CalAmp, and those devices were sold on credit to Alpine in late August 2014.  Additionally, in July, Alpine 4 placed an order for 10,000 devices with a Novatel subsidiary, pursuant to negotiations with Novatel relating to the manufacture of devices and the sale of services to Alpine 4, of which the Company had received 1,000 units as of September 30, 2014.   Following the entry into the License Agreement, Alpine 4 completed the development of the software source code.  The devices were then coded with a “base software script” that the Alpine 4 programing team programed that was designed to communicate with the AutoTek source code.

Engagement of Placement Agent for Debt Offering, page 38

24.	Please revise to disclose the material terms of your debt financing agreement, including the identity of the broker dealer/investment banking firm.

Response to Comment No. 24

The Company has augmented its discussion and disclosures of the agreement with the Placement Agent.  Pursuant to discussions with the Staff relating to this Comment, the Company has continued to omit from its disclosures the name of the investment banking firm, pursuant to the terms and restrictions of Rule 135c and other rules.

Directors and Officers, page 39

25.	Please revise to indicate the ages of your officers and directors. Please refer to Item 401(a) of Regulation S-K.

Response to Comment No. 25

The Company has revised its disclosures to include the ages of the officers and directors.

Form 8-K filed January 30, 2015 (Clean Choice Solar, LLC acquisition)

26.
Disclose the facts and circumstances concerning your agreement to acquire Clean Choice Solar, LLC. This disclosure should include, but not be limited to, the terms of the transaction, the value of the purchase consideration, and your accounting for it. Also, please advise us of your accounting and provide us your analysis of the significance of this acquisition prepared pursuant to Rule 8-04 of Regulation S-X.

Response to Comment No. 26

Alpine 4 has updated Amendment No. 2 to include a discussion of the Clean Choice Solar transaction, including the terms of the transaction, the total purchase consideration paid (including a detailed breakout of the various components), as well as the accounting treatment of the transaction.  Pursuant to the Membership Interest Purchase Agreement (the “MIPA”) between the Company and Clean Choice Solar, LLC (“CCS”), the Company, CCS, and the two members of CCS agreed on the terms pursuant to which the Company would purchase from the CCS members all of the outstanding membership interests of CCS (the “Interests”).  The purchase price to be paid by the Company for the Interests consists of cash, securities, and certain accounts receivable.  The “Securities Consideration” will consist of 2,500,000 shares of Alpine 4 restricted common stock, with 1,250,000 shares to be issued to each member.  The CCS members will have the right to require the Company to redeem the shares within 14 days after the two year anniversary of the closing of the transaction, at a redemption price of $1 per share.  The “Cash Consideration” to be paid is the aggregate amount of $5,900,000, with $2,800,000 being paid to each Seller, and $300,000 deposited with CCS for use as working capital.  The “Accounts Receivable” consideration will consist of the total amount collected by CCS from accounts receivable owed to CCS as of the closing date of the transaction, and will be paid to the CCS members on a pro rata basis.  Although the MIPA has been signed, as of the date of Amendment No. 2, the transaction had not closed.

Because the transaction had not closed as of the date of this response letter, assuming that the transaction closes on the terms in the MIPA, Alpine 4 management intends to account for the CCS transaction as an acquisition of a business, and will consolidate the results of CCS from the date of the acquisition.

The Company has conducted preliminary significant subsidiary tests, based on the anticipated transaction terms.  Because of Clean Choice Solar’s operations to date, and its relative size compared to Alpine 4 as of the date of this Registration Statement/Proxy Statement, Alpine 4 management anticipates that the Clean Choice Solar transaction will be a significant acquisition and that Clean Choice Solar will be considered a significant subsidiary.  Therefore, Alpine 4 plans to provide financial statements for Clean Choice Solar as required by the SEC’s reporting requirements, including those of Form 8-K, within the time permitted by such requirements.

The significant subsidiary tests for Clean Choice Solar are as follows:

	Net		Total
	Loss	Investment	Assets
Alpine 4	$605,234	$224,858	$224,858
Clean Choice	$2,327,460	$5,900,000	$504,517
Percentage	385%	2624%	224%

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/ Kent Wilson
Kent Wilson
CEO/CFO

encl
S-4 Amendment No. 2 Clean
S-4 Amendment No. 2 Redline